Exhibit 99.1

CooTek Files Annual Report on Form 20-F for Fiscal Year 2023

SHANGHAI, April 30, 2024—CooTek (Cayman) Inc. (“CooTek” or the “Company”) (OTC: CTKYY), a global mobile internet company, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2023 with the Securities and Exchange Commission (the “SEC”) on April 30, 2024.

The annual report can be accessed on the Company’s investor relations website at ir.cootek.com as well as the SEC’s website at www.sec.gov.

The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company’s Investor Relations Department at ir@cootek.com.

About CooTek (Cayman) Inc.

CooTek is a mobile internet company with a global vision that offers pan-entertainment mobile applications, focusing on online literature and mobile games. CooTek’s mission is to empower everyone to enjoy relevant content seamlessly. CooTek’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users.

For more information on CooTek, please visit ir.cootek.com.

For investor inquiries, please contact:

CooTek (Cayman) Inc.

Email: ir@cootek.com